PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(In thousands of US dollars)

	June 30, 2005 (Restated – note 3)	Dec. 31, 2004 (Restated – note 3)
	(Unaudited)	(Audited)
Assets
Current
Cash and cash equivalents	$23,448	$28,345
Short-term investments	55,493	69,791
Accounts receivable, net of $Nil provision for doubtful accounts	20,070	25,757
Inventories	12,818	10,674
Unrealized gain on commodity and foreign currency contracts	547	480
Prepaid expenses	2,222	1,211
Total Current Assets	114,598	136,258

Mineral property, plant and equipment, net (note 4)	116,231	104,647
Investment and non-producing properties (note 5)	133,546	125,863
Direct smelting ore	2,449	2,671
Other assets	532	647
Total Assets	$367,356	$370,086

Liabilities
Current
Accounts payable and accrued liabilities	$17,017	$20,331
Unrealized loss on commodity contracts	1,424	4,695
Advances for metal shipments	367	652
Current portion of bank loans and capital lease	-	134
Current portion of non-current liabilities	374	479
Total Current Liabilities	19,182	26,291

Liability component of convertible debentures	105	134
Provision for asset retirement obligation and reclamation	32,455	32,012
Provision for future income taxes	32,907	33,212
Other liabilities and provisions	1,648	1,144
Severance indemnities and commitments	1,153	398
Non-controlling interest	1,612	1,379
Total Liabilities	89,062	94,570

Shareholders’ Equity
Share capital (note 6)
Authorized:
100,000,000 common shares of no par value
Issued:
December 31, 2004 - 66,835,378 common shares
June 30, 2005 – 66,987,124 common shares	382,199	380,571
Equity component of convertible debentures	636	633
Additional paid in capital	11,378	10,976
Deficit	(115,919)	(116,664)
Total Shareholders’ Equity	278,294	275,516
Total Liabilities and Shareholders’ Equity	$367,356	$370,086

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statements of Operations

(Unaudited - in thousands of US Dollars, except for shares and per share amounts)

	Three months ended		Six months ended
	June 30 (Restated – note 3)		June 30 (Restated – note 3)
	2005	2004	2005	2004

Revenue	$25,358	$21,179	$54,444	$36,887
Operating costs	(18,417)	(16,531)	(40,797)	(27,699)
Depreciation and amortization	(2,415)	(2,008)	(5,633)	(4,153)
Mine operating earnings	4,526	2,640	8,014	5,035

General and administrative, including stock-based compensation	1,751	1,886	3,313	3,129
Exploration	882	1,137	2,309	1,665
Asset retirement and reclamation	412	301	939	603
Interest and financing expenses	93	289	186	757
Operating earnings/(loss)	1,388	(973)	1,267	(1,119)
Gain (Loss) on commodity and foreign currency contract	3,491	1,836	154	(378)
Investment and other income	990	2,489	1,248	2,826
Income before taxes and non-controlling interest	5,869	3,352	2,669	1,329
Income tax provision	(746)	-	(1,688)	-
Non-controlling interest	(152)	-	(233)	-
Net income for the period	$4,971	$3,352	$748	$1,329

Attributable to common shareholders:

Net income for the period	$4,971	$3,352	$748	$1,329
Charges relating to conversion of convertible debentures		(8,464)		(8,464)
Accretion of convertible debentures	-	(718)	(3)	(2,838)
Adjusted net income (loss) for the period attributable to common shareholders	$4,971	$(5,830)	$745	$(9,973)

Basic income/(loss) per share	$0.07	$(0.09)	$0.01	$(0.17)
Diluted income/ (loss) per share	$0.07	$(0.09)	$0.01	$(0.17)

Weighted average shares outstanding
Basic	66,926,686	65,073,833	66,905,637	59,564,028
Diluted

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statement of Cash Flows

(Unaudited – in thousands of US dollars)

	Three months ended		Six months ended
	June 30 (Restated – note 3)		June 30 (Restated – note 3)
	2005	2004	2005	2004
Operating activities
Net loss income for the period	$4,971	$3,352	$748	$1,329
Reclamation expenditures	(225)	(230)	(500)	(592)
Items not involving cash
Depreciation and amortization	2,418	2,008	5,633	4,153
Gain on sale of marketable securities
Non-controlling interest	152	-	233	-
Unrealized gain (loss) on commodity and foreign currency contracts	(5,251)	(2,065)	(3,339)	(408)
Interest accretion on the convertible debentures	-	97	-	366
Debt settlement expense	-	1,208	-	1,208
Gain on sale of concessions	-	(3,583)	-	(3,583)
Compensation expense	421	245	421	245
Stock-based compensation	284	684	581	1,124
Asset retirement and reclamation	412	301	939	603
Changes in non-cash operating working capital items (note 7)	(1,804)	(1,522)	(480)	(4,343)
Cash generated by operations	1,378	495	4,236	102

Financing activities
Shares issued for cash	282	943	1,201	61,005
Share issue costs	-	(96)		(180)
Convertible debentures payments	-	(11,213)		(13,520)
Repayment of short-term loans and capital lease	(285)	(12,689)	(285)	(13,096)
Cash (used in) generated by financing activities	(3)	(23,055)	916	34,209

Investing activities
Mineral property, plant and equipment expenditures	(8,787)	(2,665)	(15,543)	(6,008)
Investment and non-producing property expenditures	(5,459)	(318)	(8,706)	(554)
Maturity of short-term investments	18,466	10,434	13,798	10,456
Proceeds from sale of assets	-	3,583	500	3,583
Other	(48)	(2,000)	(98)	(2,000)
Cash generated by (used in) investing activities	4,172	9,034	(10,049)	5,477

Increase/(decrease) in cash and cash equivalents during the period	5,547	(13,526)	(4,897)	39,788
Cash and cash equivalents, beginning of period	17,901	67,505	28,345	14,191
Cash and cash equivalents, end of period	$23,448	$53,979	$23,448	$53,979

Supplementary Disclosures
Interest paid	$-	$-	$18	$391

Taxes paid	$2,906	$-	$3,111	$-

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Shareholders’ Equity
(in thousands of US dollars, except for amounts of shares)

	Common Shares		Convertible	Additional
	Shares	Amount	Debentures	Paid in Capital	Deficit	Total
Balance, December 31, 2003	53,009,851	$225,154	$66,735	$12,752	$(120,543)	$184,098
Issued on the exercise of stock options	785,095	9,437	-	(3,965)	-	5,472
Issued on the exercise of share purchase warrants	544,775	1,965	-	-	-	1,965
Stock-based compensation	-	-	-	2,189	-	2,189
Issued for cash, net of issue costs	3,333,333	54,820	-	-	-	54,820
Accretion of convertible debentures	-	-	2,871	-	(2,871)	-
Issued on the conversion of convertible debentures	9,145,700	88,950	(68,973)	-	(8,464)	11,513
Issued as compensation	16,624	245	-	-	-	245
Net income for the year (Restated)	-	-	-	-	15,214	15,214
Balance, December 31, 2004 (Restated)	66,835,378	380,571	633	10,976	(116,664)	275,516
Issued on the exercise of stock options	120,325	1,190	-	-	-	1,190
Issued on the exercise of share purchase warrants	1,181	11	-	-	-	11
Stock-based compensation	-	-	-	581	-	581
Accretion of convertible debentures	-	-	3	-	(3)	-
Assigned value of exercised options	-	7	-	(7)	-	-
Issued as compensation	30,240	420	-	-	-	420
Other	-	-	-	(172)	-	(172)
Net income for the period (Restated)	-	-	-	-	748	748
Balance, June 30, 2005	66,987,124	$382,199	$636	$11,378	$(115,919)	$278,294

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2005 and 2004 and for the three month and six month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

1.

Nature of Operations

Pan American Silver Corp (the “Company”) is engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company has mining operations in Peru, Mexico and Bolivia, project development activities in Argentina, Mexico and Bolivia, and exploration activities in Peru, Bolivia, Argentina, Mexico and the United States of America.

2.

Summary of Significant Accounting Policies

a)

Basis of Presentation: The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 2005 and 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The consolidated balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Pan American Silver Corp. (the “Company”) Annual Report for the year ended December 31, 2004.

b)

Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects

Pan American Silver S.A.C.	Peru	100%	Consolidated	Quiruvilca Mine
Compañía Minera Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	87.4%	Consolidated	Morococha Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Minera Corner Bay	Mexico	100%	Consolidated	Alamo Dorado Project

Inter-company balances and transactions have been eliminated in consolidation. Investments in corporate joint ventures where the Company has ownership of 50% or less and funds its proportionate share of expenditures are accounted for under the equity method. The Company has no investments in entities in which it has greater than 20% ownership interest accounted for using the cost method.

c)

Revenue Recognition: Revenue is recognized when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Under our concentrate sales contracts with third-party smelters, final commodity prices are set on a specified future quotational period (typically one to three months) after the shipment arrives at the smelter based on market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract.

Third party smelting and refining costs are recorded as a reduction of revenue.

d)

Cash and Cash Equivalents: Cash and cash equivalents includes cash, bank deposits, and all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and cash equivalents with major international banks and financial institutions located principally in Canada and Peru with a minimum credit rating of A1 as defined by Standard & Poor’s. The Company’s management believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value.

e)

Short-term Investments: Short-term investments principally consist of highly-liquid debt securities with original maturities in excess of three months and less than one year.  These debt securities include corporate bonds with S & P rating of A- to AAA with an overall average of single A high. The Company classifies all short-term investments as available-for-sale securities. Unrealized gains and losses on these investments are lower of cost and marked to market at the end of each period and are included in determining net income/ (loss).

f)

Inventories: Inventories include concentrate ore, dorè, ore in stockpiles and operating materials and supplies. The classification of ore inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out method. Supplies inventories are valued at the lower of average cost and replacement cost, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries, and is also valued at lower of cost or market.

g)

Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such facilities or the useful life of the individual assets ranging from five to twenty years.  Certain mining equipment is depreciated using the units-of-production method based upon estimated total proven and probable reserves. Maintenance and repairs are expensed as incurred.

h)

Operational Mining Properties and Mine Development: Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property including costs to further delineate the ore body (and remove over burden to initially expose the ore body), are capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves. Significant payments related to the acquisition of the land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company generally makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is variable and is dependant on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until the assets are ready for their intended use. Gains or losses from sales or retirements of assets are included in other income or expense. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to increase production or extend the life of the mine are capitalized.

i)

Asset Impairment: Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment, non-producing property, and any deferred costs such as deferred stripping. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include estimates of proven, probable, and a portion of resource recoverable ounces, gold and silver prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

j)

Reclamation and Remediation Costs: Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.

The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup, and inflation adjustments to determine the total obligation.  The sum of all these costs is discounted, using the credit adjusted risk-free interest rate from the time the Company expects to pay the retirement obligation to the time the Company incurs the obligation. The measurement objective is to determine the amount a third party would demand to assume the asset retirement obligation.

Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost to the related long-lived asset. The Company amortizes this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upward revisions in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

k)

Foreign Currency Translation:  The Company’s functional currency is the US dollar.  The accounts of subsidiaries, not reporting in US dollars, and which are integrated operations, are translated into US dollars using the temporal method.  Under this method, substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the date of the transaction or at end of each period. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income/ (loss).

l)

Stock-based Compensation Plans:  The Company provides share grants or options to buy common shares of the Company to directors, officers, employees and service providers.  The board of directors grants such options for periods of up to ten years, vesting period of up to four years  and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.

The Company applies the fair-value method of accounting in accordance with recommendation of CICA Handbook Section (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model, where appropriate.

m)

Income Taxes: The Company computes income taxes in accordance with CICA Handbook Section (“CICA 3465”), “Income Taxes”, that requires an asset and liability approach which results in the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards, using enacted or substantially enacted, as applicable, tax rates in effect in the years in which the differences are expected to reverse.

n)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

o)

Earnings (loss) per share: Basic earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the period.

The diluted earnings/(loss) per share calculations are based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

For convertible securities that may be settled in cash or shares at the holder’s option the more dilutive of cash settlement and share settlement is used in computing diluted earnings/(loss) per share. For settlements in common shares, the if-converted method is used, which requires that returns on senior convertible equity instruments and income charges applicable to convertible financial liabilities be added back to net earnings/(loss), and the net earnings/(loss) is also adjusted for any non-discretionary changes that would arise from the beginning of the period (or at the time of issuance, if later).

Potentially dilutive securities totaling 4,550944 for the six months ended June 30, 2005 (742,308 and 3,808,636 shares arising from outstanding stock options and share purchase warrants, respectively) and 5,666252 shares for the six months ended June 30, 2004 have been excluded from the calculation, as their effect would have been anti-dilutive.

Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.

3.

Restatement

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts does not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005 and its audited 2004 consolidated financial statements.

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the tables below:

	As Previously Reported		As Restated
Consolidated Balance Sheets	June 30	December 31	June 30	December 31
	2005	2004	2005	2004

Unrealized gain on commodity and foreign currency contracts	$-	$-	$547	$480
Unrealized loss on commodity contracts	$-	$-	$1,424	$4,695
Prepaid expenses	$2,584	$1,684	$2,222	$1,211
Investment and non-producing properties	$133,390	$125,863	$133,546	$125,863
Accounts payable and accrued liabilities	$17,024	$20,331	$17,017	$20,331
Deficit	$(114,843)	$(111,976)	$(115,919)	$(116,664)

	As Previously Reported		As Restated
Consolidated Statement of Operations	Three Month Ended June 30		Three Month Ended June 30
	2005	2004	2005	2004

Revenue	$23,905	$20,950	$25,358	$21,179
Mine operating earnings	$3,073	$2,411	$4,526	$2,640
Gain on commodity and foreign currency contracts	$-	$-	$3,491	$236
Net income for the period	$24	$1,287	$4,971	$3,352
Adjusted net income (loss) for the period attributable to common shareholders	$24	$(7,895)	$4,971	$(5,830)
Basic income/(loss) per share	$0.00	$(0.12)	$0.07	$(0.09)
Diluted income/(loss) per share	$0.00	$(0.12)	$0.07	$(0.09)

	As Previously Reported		As Restated
Consolidated Statement of Operations	Six Month Ended June 30		Six Month Ended June 30
	2005	2004	2005	2004

Revenue	$50,986	$36,101	$54,444	$36,887
Mine operating earnings	$4,556	$4,249	$8,014	$5,035
Gain (Loss) on commodity and foreign currency contracts	$-	$-	$154	$(453)
Net income/(loss) for the period	$(2,864)	$921	$748	$1,329
Adjusted net income (loss) for the period attributable to common shareholders	$(2,867)	$(10,381)	$745	$(9,973)
Basic income/(loss) per share	$(0.04)	$(0.17)	$0.01	$(0.17)
Diluted income/(loss) per share	$(0.04)	$(0.17)	$0.01	$(0.17)

4.

Mineral property, plant and equipment

Mineral property, plant and equipment consist of:

	June 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Mineral Properties
Plant & equipment
Morococha mine, Peru	$27,947	$(4,279)	$23,668	$18,217	$(2,099)	$16,118
La Colorada mine, Mexico	58,926	(7,919)	51,007	54,848	(5,261)	49,587
Huaron mine, Peru	56,752	(17,830)	38,922	53,628	(16,039)	37,589
Quiruvilca mine, Peru	16,675	(14,511)	2,164	25,601	(24,616)	985
Other	954	(483)	470	904	(536)	368

TOTAL	$161,253	$(45,022)	$116,231	$153,198	$(48,551)	$104,647

On July 1, 2004, the Company acquired control and ownership of the assets and liabilities of the Morococha mine.  A summary of the terms and the fair values of the assets and liabilities acquired and consideration paid was included in the December 31, 2004 annual consolidated financial statements of the Company.

5.

Investment and non-producing properties (Restated)

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are deferred.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

The carrying values of these properties are as follows:

	June 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Exploration and
Development
Morococha exploration, Peru	$34,704	$-	$34,704	$40,472	$-	$40,472
Manantial Espejo, Argentina	3,176	-	3,176	2,012	-	2,012
Alamo Dorado, Mexico	93,845	(45)	93,800	81,692	-	81,692
Other	1,866	-	1,866	1,687	-	1,687

TOTAL	$133,435	$(45)	$133,546	$125,863	$-	$125,863

6.

Share Capital

a)

Authorized and issued share capital

The details of the common shares issued and outstanding are as follows:

	Shares Issued	Amount
Balance at December 31, 2004	66,835,378	$380,751
Shares issued on exercise of stock options	120,325	1,190
Shares issued on exercise of warrants	1,181	11
Issued as compensation	30,240	420
Assigned value of exercised options	-	7
Balance at June 30, 2005	66,987,124	$382,199

b)

Share Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers.  The plan provides for the issuance of incentive stock options to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis.  The exercise price of each option shall be the weighted average trading price of the Company’s stock on the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provides determined by the Company.

The following table summarizes information concerning stock options outstanding as at June 30, 2005:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Year of Expiry	Number Outstanding as at June 30, 2005	Weighted Average Remaining Contractual Life (months)	Number Exercisable as at June 30, 2005	Weighted Average Exercise Price
$4.08	2006	88,000	10.63	88,000	$4.08
$7.88 – 8.24	2007	328,500	28.36	276,500	$8.17
$7.26 – 11.77	2008	457,308	35.88	67,308	$8.18
$7.51 – 15.65	2009	472,441	45.59	221,108	$15.24
$4.08	2010	217,000	65.43	217,000	$4.08
		1,563,249	37.18	869,916	$7.90

During the six month period ended June 30, 2005, the Company recognized $581 of stock compensation expense.

c)

Share purchase warrants

As of June 30, 2005 the Company had agreed to issue 255,781 warrants to the International Finance Corporation to terminate future royalty payments at La Colorada.  The Company has recorded the liability for these warrants in current payables until the warrants are issued.  The warrants have a fair value of $2.1 million and allow the holder to purchase 255,781 common shares of the company at $16.91 for a period of 5 years after the issue date.

As at June 30, 2005 there were warrants outstanding that allow the holders to purchase 3,808,636 common shares of the Company at Cdn$12.00 per share, which expire on February 20, 2008.

In the period, 1,181 common shares were issued for proceeds of $11,000 in connection with the exercise of outstanding warrants.

7.

Changes in Non-Cash Working Capital Items (Restated)

The following table summarizes the changes in non-cash items:

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Accounts receivable and prepaid expenses	$4,052	193	$5,704	$(1,727)
Inventories	(3,126)	2,850	(731)	1,015
Prepaids	(1,017)	(929)	(900)	(1,031)
Accounts payable and accrued liabilities	(2,791)	(5,376)	(4,746)	(5,204)
Advances for metal shipments	-	1,244	-	1,906
Severance, indemnities and commitments	1,333	496	498	698
Provision for future income taxes	(255)	-	(305)	-
	$(1,804)	$(1,522)	$(480)	$(4,343)

8.

Segmented information (Restated)

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

Segmented disclosures and enterprise-wide information are as follows:

	For the three months ended June 30, 2005
		Mining & Development				Investment and exploration	Corporate	Total
		Mexico		Peru
Revenue from external customers		$4,405		$20,952		$-	$-	$25,358
Investment and other income		$-		$(264)		$19	$543	$298
Gain on commodity contracts	$		$		$		$3,491	$3,491
Interest and financing expenses		$-		$-		$-	$3,491	$3,491
Exploration		$-		$-		$(677)	$(2,083)	$(2,760)
Depreciation and amortization		$(691)		$(1,719)		$-	$(7)	$(2,415)
Net income (loss) for the period		$808		$2,824		$(704)	$(2,043)	$4,971
Property, plant and equipment Capital expenditures		$878		$5,711		$7,441	$-	$14,090
Segment assets		$57,958		$135,760		$102,171	$71,467	$367,356

		For the three months ended June 30, 2004
		Mining & Development				Investment and exploration	Corporate	Total
		Mexico		Peru
Revenue from external customers		$2,404		$19,353		$-	$(578)	$21,179
Investment and other income		$2		$3,566		$210	$22	$3,800
Gain on commodity and foreign currency contracts	$		$		$		$1,836	$1,836
Interest and financing expenses		$(117)		$(76)		$-	$(96)	$(289)
Exploration		$(7)		$-		$(1,130)	$-	$(1,137)
Depreciation and amortization		$(680)		$(1,317)		$-	$(11)	$(2,008)
Net income (loss) for the period		$(1,317)		$7,053		$(944)	$(1,440)	$3,352
Property, plant and equipment Capital expenditures		$1,017		$1,330		$-	$636	$2,983
Segment assets		$50,516		$64,172		$89,484	$111,852	$316,024

	For the six months ended June 30, 2005
		Mining & Development				Investment and exploration	Corporate	Total
		Mexico		Peru
Revenue from external customers		$9,383		$45,090		$-	$-	$54,444
Investment and other income		$4		$(214)		$(21)	$785	$554
Gain (loss) on commodity and foreign currency contracts	$		$		$		$154	$154
Interest and financing expenses		$-		$-		$-	$-	$-
Exploration		$(2)		$-		$(2,130)	$(272)	$(2,402)
Depreciation and amortization		$(1,950)		$(3,670)		$-	$(13)	$(5,633)
Net income (loss) for the period		$(149)		$5,636		$(2,147)	$(2,592)	$748
Property, plant and equipment Capital expenditures		$2,564		$8,116		$13,386	$27	$24,093
Segment assets		$57,958		$102,171		$102,015	$71,467	$367,356

		For the six months ended June 30, 2004
		Mining & Development				Investment and exploration	Corporate	Total
		Mexico		Peru
Revenue from external customers		$6,010		$32,142		$-	$(1,265)	$36,887
Investment and other income		$1,814		$1,630		$226	$466	$4,136
Gain (loss) on commodity and foreign currency contracts	$		$		$		$(378)	$(378)
Interest and financing expenses		$(229)		$(345)		$-	$(1,494)	$(2,068)
Exploration		$(13)		$-		$(1,652)	$-	$(1,665)
Depreciation and amortization		$(1,620)		$(2,512)		$-	$(21)	$(4,153)
Net income (loss) for the period		$(1,393)		$5,625		$(1,448)	$(1,455)	$1,329
Property, plant and equipment Capital expenditures		$2,279		$3,620		$475	$188	$6,562
Segment assets		$50,516		$64,172		$89,484	$111,852	$316,024